Management’s Discussion and Analysis

For The Year Ended

December 31, 2011

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Management’s Discussion and Analysis

February 23, 2012

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at December 31, 2011, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies, adequacy of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Report on Operations

Year Ended December 31, 2011

The Company continued with prefeasibility studies on the Caspiche project in the Maricunga region of Chile. In February, the Company exercised the option to acquire the Caspiche project from Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”). Additionally, the Company entered into an option agreement to acquire the Sideral project adjacent to the Caspiche project as well as a water option for the acquisition of up to 300 litres per second.

The 2010/2011 drill season and site activities ended in May due to the onset of the Andean winter, although operations in Santiago and Copiapo offices continued normally.

In June the Company announced the results of its stand alone Oxide only Pre-Feasibility Study (PFS) on the Caspiche deposit. Work continued on the much larger PFS associated with the entire Caspiche ore body.  Associated with this PFS study, several metallurgical test programs commenced throughout the year and site activity recommenced in October and are still in progress. These programs are designed to support the assumptions on metallurgical recoveries and treatment options. A scoping study on In Pit Crushing and Conveying (IPCC) was completed and was followed by further studies to the PFS level of detail.

In September the Company announced that it had been granted a water exploration license over an interpreted aquifer which is within the same high altitude region of the Andes where other mining companies hold granted water rights.

In late September, the Caspiche camp was re-opened to prepare for the 2011/2012 work season, and drilling recommenced in October. The drilling completed during Q4 2011 was programmed to collect detailed geotechnical data and provide material for advanced metallurgical evaluation programs. Several specialist consultants initiated work programs on different facets of the ore body to support future studies, including hydrological studies, geotechnical investigations and environmental baseline and impact studies.

As at the end of 2011, the Company’s PFS on the combined Caspiche Oxide-Sulfide deposit was entering its final stage having successfully incorporated pre-feasibility level studies on IPCC. The study confirmed significant benefits that include a reduction in the cost of waste handling, a smaller truck fleet and fewer personnel by using IPCC. The PFS was released in January 2012.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile. The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American. Exeter satisfied its obligations under the agreement, spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property during the year. Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back if it is not put into production within 15 years from the date the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project. Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche.

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Ongoing exploration work to better determine the grade continuity of the Caspiche porphyry deposit and additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological and pre-feasibility studies.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million. To December 31, 2011 the Company had completed 1,039 m of drilling.

Water rights option

On February 4, 2011 the Company entered into a 2.5 year option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides annual option payments which are deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Options payments are as follows:

US$440 thousand ($498 thousand) (completed);

US$220 thousand ($226 thousand) by January 4, 2012 (completed subsequent to December 31, 2011);

US$220 thousand ($223 thousand) by July 4, 2012;

US$220 thousand ($224 thousand) by January 4, 2013;

In the event that the Company exercises the option, the full purchase price must be paid by August 4, 2013.

Results from Operations

The Company began 2011 with 86,307,503 common shares outstanding and ended the year with 87,325,753 common shares outstanding. During the year ended December 31, 2011, the Company received proceeds of $2.1 million and issued 1,018,250 common shares upon the exercise of options. Shares issued and proceeds received are summarized below:

	Options Exercised	Total
Shares issued	1,018,250	1,018,250
Proceeds (000’s)	$2,093	$2,093

As at February 23, 2012 the Company had 88,225,753 shares outstanding.

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Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2011 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously the Company prepared its annual financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s fiscal 2010 comparatives in this MD&A have also been presented in accordance with IFRS (previously Canadian GAAP). An analysis on the transition from Canadian GAAP to IFRS can be found below under the “Impact of Adopting IFRS on the Company’s Financial Statements” section of this MD&A.

Year ended December 31, 2011

The Company ended its 2011 fiscal year with $71.9 million in cash and cash equivalents, and incurred approximately $20.4 million in exploration expenditures during the year. Share-based compensation expense of $9.8 million was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2011 and also the vesting of stock options that were issued in previous years.

Year ended December 31, 2011 compared to the year ended December 31, 2010

During 2011, the Company recorded a loss of approximately $30.6 million compared to a gain of approximately $86.2 million in 2010. The gain was attributable to recognizing the fair value on the spin out of the Argentine assets which was completed in March 2010.

The Company currently has no revenue generating activities other than interest income. Interest income of $977 was recognized in 2011 compared to $530 in 2010. The increase in 2011 was due to the Company having completed an equity financing in November 2010 with net proceeds of $53.8 million. These proceeds were invested and earned interest for a full year in 2011 compared to only two months in 2010.

Significant variances for expenses from continuing operations:

•	Administration salaries and consulting: $1.8 million ($2.5 million in 2010) – the decrease relates predominately to a decrease of approximately $589 in share-based compensation recognized in 2011 compared to 2010 as the majority of options outstanding in 2011 had either near or fully vested in 2010 thus had less expense relating to them in 2011.

•	Directors fees: $2.9 million ($3.7 million in 2010) – the change is attributable to a decrease of approximately $800 in share-based compensation recognized in 2011 compared to 2010 as fewer options were granted to directors in 2011 compared to 2010.

•	Management fees: $4.3 million ($2.6 million in 2010) – the increase is attributable to approximately $1.6 million in additional share-based compensation recognized in 2011 compared to 2010 due to a large option grant which was done in December 2010 whose associated share-based compensation was mostly recognized in 2011.

•	Mineral property exploration expenditures: $20.4 million ($19.8 million in 2010) – the increase in exploration expenditures for 2011 was largely attributable to the increased expenditure on the various studies including the pre-feasibility study being conducted at Caspiche, which more than offset the lower drilling expenditures.

Three months ended December 31, 2011 compared to the three months ended December 31, 2010

At December 31, 2011 the Company had $71.9 million in cash and cash equivalents, $18.7 million less than the $90.6 million held at December 31, 2010. The decrease in cash is mostly attributable to the Company’s utilizing its cash to fund ongoing exploration activities.

For the three month period ended December 31, 2011, the Company recorded a loss from continuing operations of approximately $6.9 million ($0.08 per share) compared to a loss from continuing operations for the same period in 2010 of $8.4 million ($0.10 per share).

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Significant variance for expenses from continuing operations:

•	Administration salaries and consulting: $318 ($557 in 2010) – the change relates predominately to a decrease of approximately $249 in share-based compensation recognized in 2011 compared to 2010 as the majority of the options outstanding in 2011 had either near or fully vested in 2010 thus had less expense relating to them in 2011.

•	Directors fees: $368 ($972 in 2010) – the change is attributable to a decrease of approximately $604 in share-based compensation recognized in 2011 compared to 2010 due to the large option grant which was done in December 2010 whose associated share-based compensation in 2010 was greater than in 2011.

•	Mineral property exploration expenditures: $4.5 million ($5.3 million in 2010) – the majority of the decrease is attributable to approximately $800 in additional share-based compensation recognized in 2010 compared to 2011 due to additional options that were granted and vested during the fourth quarter 2010 compared to the same quarter 2011. No such options were granted in the fourth quarter of 2011.

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2011*	2010*	2009**
Interest income	$977	$530	$499
Mineral property exploration costs	$20,371	$19,758	$11,823
Share-based compensation [1]	$9,843	$10,780	$4,055
Loss	$30,571	$30,311	$16,457
Basic and diluted loss per common share	$0.35	$0.39	$0.27

*	IFRS
**	Canadian GAAP

1)	share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s)
As at	December 31, 2011*	December 31, 2010*	December 31, 2009**
Total assets	$72,880	$91,371	$85,362
Total liabilities	$1,896	$1,696	$4,161
Share capital	$242,270	$238,454	$174,418
Deficit	$(205,817)	$(175,246)	$(111,482)

*	IFRS
**	Canadian GAAP

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2011.

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Comparison to Prior Quarterly Periods

	2011				2010
($000’s, except share data)	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*
Total Revenues	-	-	-	-	-	-	-	-

Net loss (gain)	6,852	6,319	8,123	9,277	8,363	4,024	7,593	(106,216)**

Basic loss (gain) per common share	$0.08	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$(1.44)
Diluted loss (gain) per common share	$0.08	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$(1.32)

*	IFRS
**	Includes a gain on the transfer of Argentine Assets of $122.1 million

Supplemental Information:

Comparison to Prior Quarterly Periods – Continuing Operations

	2011				2010
($000’s, except share data)	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*
Total Revenues	-	-	-	-	-	-	-	-

Net loss	6,852	6,319	8,123	9,277	8,363	4,024	7,593	10,331

Basic and diluted loss per common share	$0.08	$0.07	$0.09	$0.11	$0.10	$0.05	$0.10	$0.14

*	IFRS

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Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2011 totalled $71.9 million compared to $90.6 million at December 31, 2010, a decrease of about $18.7 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

The Company intends to continue using its cash and cash equivalents for exploration and development of its properties, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The fair value of financial instruments at December 31, 2011 and 2010 is summarized as follows:

	2011		2010
	($000’s)		($000’s)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$71,926	$71,926	$90,608	$90,608
Amounts receivable – at amortized cost	$86	$86	$221	$221
Due from related parties	$93	$93	$9	$9
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,770	$1,770	$1,578	$1,578
Due to related parties	$126	$126	$118	$118

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to their short term of these financial instruments.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

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The Company had the following balances in foreign currency as at December 31, 2011 and 2010:

2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,120,259	279	-
Amounts receivable	53,400	-	-
Accounts payable and accrued liabilities	(602,133)	(273)	(202)
Net balance	571,526	6	(202)
Equivalent in Canadian Dollars	1,118	6	(211)
Rate to convert to $ CDN	0.001957	1.0170	1.0424

2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $ CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $112, $1 and $21 respectively (2010 - $6, $12 and $11 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2011 ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at December 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $360 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2011 in the amount of $71.9 million in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $1.9 million which are due on demand or within 30 days.

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Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year ($000’s)

	Total	2012	2013 - 2014	2015 - 2016	2017 - 2025
Office and equipment leases*	$378	$88	$174	$116	$-
Property access agreements	109	91	18	-	-
Advance Royalty Payment	7,373	254	509	509	6,101
Total	$7,860	$433	$701	$625	$6,101

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Related Party Transactions

Amounts due from related parties of $93 at December 31, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and are due upon receipt of an invoice.

Amounts due to related parties of $126 at December 31, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the year ended December 31, 2011 a total of $1,719 (2010 - $1,608) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $485, which included a bonus of $125 (2010 - $460, which included a bonus of $100) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at December 31, 2011, the Company had amounts owing of $8 (2010 - $12) to this company.

b)	Exploration fees of $311, which included a bonus of $50 (2010 - $241, which included a bonus of $50) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at December 31, 2011, the Company had amounts owing of $86 (2010 - $62) to this company.

c)	Management fees of $250, which included a bonus of $75 (2010 - $277, which included a bonus of $50) were paid to a corporation controlled by the Chairman of the Company. As at December 31, 2011, the Company had amounts owing of $15 (2010 - $22) to this company.

d)	Management fees of $300, which included a bonus of $100 (2010 - $328, which included a bonus of $75) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at December 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

e)	Management fees of $300, which included a bonus of $100 (2010 - $271) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at December 31, 2011, the Company had amounts owing of $nil (2010 - $nil) to this company.

f)	The Company paid or accrued rent expense of $63 (2010 - $nil) to a company controlled by a director of the Company. Of this amount, $31 was recovered from a corporation with common directors. As at December 31, 2011, the Company had amounts owing of $15 (2010 - $nil) to this company.

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g)	The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre during the year ended December 31, 2011 was $417. As at December 31, 2011, the Company had amounts receivable of $44 (2010 – the Company had amounts owing of $22 to Extorre).

h)	Fees of $10 (2010 - $31) were paid or accrued to a company of which one of the officers of the Company was a former partner for legal services. As at December 31, 2011, the Company had amounts owing of $2 (2010 - $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. Subsequent to the Arrangement, on January 1, 2011, the Company entered into a cost sharing agreement with Extorre and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies have in common. The percentage allocation of these costs is such that the Company and Extorre each incur 40% respectively with Rugby incurring 20%.

For the year ended December 31, 2011, the Company recovered approximately net $417 from Extorre and $285 from Rugby.

Outlook

A new drilling program for 2011/2012 began in late October 2011 and will focus on gathering material for additional metallurgical testing to confirm current assumptions in the oxide and MacNeill zones and adding confidence to the resource estimate through in-fill drilling. In addition, testing regional targets both on the Company’s concessions and on the Sideral property is planned.

As part of the Oxide project development program, the Company will undertake hydrological studies and perform geotechnical investigations. The scope of work will include geotechnical investigations for siting major construction components of the Sulphide project. Separately, environmental and community impact studies for the Oxide project as part of the Environmental Impact Assessment (“EIA”) permitting process are planned, along with environmental baseline studies for the full project.

Drilling is expected to focus on programs for engineering study purposes, following this drilling will focus on testing new porphyry targets in close proximity to Caspiche. This work will include follow up of alteration potentially associated with porphyry mineralization intersected last season on the adjacent Sideral project held under option from Xstrata. Target definition will be assisted by deep penetrating geophysical surveys.

The Company has initiated a water exploration program comprising field mapping and geophysics and expects to commence drilling and pump testing during the first quarter of 2012, weather permitting. Applications for two additional water exploration concessions in the area are still being processed by the relevant government authorities.

In January 2012, the Company announced the results from the PFS for its Caspiche project. The economic analysis showed a pre-tax Net Present Value (5% discount), calculated from the time of commencement of the project, of US$2.8 billion and projected average operating costs of US$606 per ounce gold equivalent1.

Projected gold production costs drop to US$18 per ounce when copper and silver by-product credits are considered. The study predicted an average annual production over the nineteen year mine life of 696,000 of ounces gold, 244 million pounds of copper and 844,000 of ounces silver. Overall copper recovery is 85.6% and gold recovery 67.6%. A NI 43-101 compliant technical report covering the PFS has been filed and can be viewed at www.sedar.com and on the Company website.

Planned activities during 2012 include using the components of the various studies mentioned above on geology, metallurgy, hydrology, environment and geotechnical work combined with the existing geological and engineering data to initiate a feasibility study on the stand alone oxide project for which the PFS was completed in 2011.

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1Gold Equivalent was calculated by simple mathematical proportion. Gold, silver and copper revenues were calculated using production multiplied by relevant metal prices used in the study, these values were totalled and the total revenue was divided by the gold price used in the study. This was repeated for each year of operation and then averaged over the life of the project.

In parallel with the heap leach studies, the Company continues to perform metallurgical and physical characterization test work on the main ore sulphide body. The test programs are designed to examine potential metals recovery improvements, reinforce test results already received and to further develop understanding in such issues as long term acid rock drainage characteristics of the Caspiche waste. This work includes the following:

•	Optimization of flotation plant parameters and conditions.
•	Investigation of alternative processing of cleaner scavenger tails to enhance metal recoveries and reduce costs.
•	Optimization of the crushing and grinding circuits.

The Company plans to use the results from these programs combined with data from the heap leach feasibility study (oxide project) and existing data from the Sulphide PFS released in January 2012 to generate an updated full project PFS which is expected to be completed in early 2013.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)	use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements

(ii)	mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in fair value of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property; and

(iii)	share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

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Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS resulted in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, the changes to its accounting policies have not resulted in significant changes to line items within its financial statements other than the recognition of a gain on the transfer of the Argentine assets under the Arrangement.

The following provides a summary of the Company's changes to accounting policies in key areas based on the current standards and guidance within IFRS. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies in the future following the adoption of IFRS.

Below are the reconciliations from Canadian GAAP to IFRS:

	Year ended December 31, 2010
	($000’s)
	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$530	$-	$530

Expenses
Accounting and audit	169	-	169
Administration salaries and consulting	2,466	-	2,466
Amortization	64	-	64
Director’s fees	3,725	-	3,725
Foreign exchange (gain) loss	34	-	34
General and administration	574	-	574
Legal fees	145	-	145
Management fees	2,619	-	2,619
Mineral property exploration expenditures	19,758	-	19,758
Shareholder communications	1,152	-	1,152
Stock exchange listing and filing fees	135	-	135
	30,841	-	30,841

Loss from continuing operations	(30,311)	-	(30,311)
Gain (loss) from discontinued operations	(5,506)	122,053	116,547
Net income/(loss) and comprehensive income (loss) for the year	(35,817)	122,053	86,236
Transfer of net assets on Plan of Arrangement	(27,947)	(122,053)	(150,000)
Deficit at beginning of year	(111,482)	-	(111,482)

Deficit at end of year	$(175,246)	$-	$(175,246)

Notes to the IFRS reconciliation above:

Adjustment related to the Arrangement whereby the Company transferred all of its Argentine business to Extorre and distributed all of Extorre shares to its shareholders.

(i)	Under Canadian GAAP – The transfer of non-cash assets in relation to the Arrangement was recorded at cost.

(ii)	Under IFRS – The transfer of these non-cash assets in the form of a distribution to Exeter’s shareholders is required to be recorded at the fair value of the non-monetary assets transferred.

(iii)	At the date of the Arrangement, the Company estimated the fair value of the Argentine assets that were transferred to Extorre at $150 million. Under Canadian GAAP, the Company had previously recorded the distribution of the net assets at the cost amount of $27.9 million. Under IFRS the distribution of the Argentine assets is recognized at fair value, consequently following transition to IFRS, the Company has recognized a gain of $122.1 million on the net assets distributed and recorded the value of assets distributed of $150 million. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item, nor did it have any effect on the deficit or shareholder’s equity at December 31, 2010.

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Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 - Financial instruments - classification and measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

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IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s consolidated financial statements as it is currently in its exploration stage. This standard is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at December 31, 2011. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors. The Financial Statements have been prepared in accordance with IFRS. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

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Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management, including the CEO and CFO, has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $71.9 million and working capital of $70.8 million at December 31, 2011. Based on current planned expenditures at its Caspiche project, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s Caspiche project is in the pre-feasibility study stage and, as a result, current activities at Caspiche have caused little environmental impact to date due. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

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The Company has no production of minerals. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche. In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.

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